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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 14D-9
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 19)

                           RENTAL SERVICE CORPORATION
                           (Name of Subject Company)

                           RENTAL SERVICE CORPORATION
                      (Name of Person(s) Filing Statement)

                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                   76009V102
                     (CUSIP Number of Class of Securities)

                               ----------------

                                Robert M. Wilson
   Executive Vice President, Chief Financial Officer, Secretary and Treasurer
                           Rental Service Corporation
                     6929 East Greenway Parkway, Suite 200
                           Scottsdale, Arizona 85254
                                 (480) 905-3300
      (Name, Address and Telephone Number of Person Authorized to Receive
     Notice and Communications on Behalf of the Person(s) Filing Statement)

                               ----------------

                                   Copies to:

      Elizabeth A. Blendell, Esq.                Mark D. Gerstein, Esq.
            Latham & Watkins                        Latham & Watkins
   633 West Fifth Street, Suite 4000             233 South Wacker Drive
   Los Angeles, California 90071-2007           Sears Tower, Suite 5800
             (213) 485-1234                   Chicago, Illinois 60606-6401
                                                     (312) 876-7700

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Item 3. Identity and Background.

     (b) As previously disclosed on May 26, 1999, Rental Service Corporation ("RSC") was informed by an advisor to United Rentals, Inc. ("United Rentals") that United Rentals would be interested in participating in any process that RSC may conduct as a result of the review and evaluation of RSC's strategic alternatives. Accordingly, on June 9, 1999, RSC provided United Rentals with a form of confidentiality/standstill agreement. Since June 11, 1999, advisors representing RSC and United Rentals have been negotiating the terms of a confidentiality/standstill agreement. RSC and United Rentals have not agreed to a confidentiality/standstill agreement. No assurance can be given that an agreement will be reached.

Item 7. Certain Negotiations and Transactions by the Subject Company.

     (a) RSC has entered into confidentiality/standstill agreements pursuant to which RSC has provided and will provide parties with access to RSC's senior management and confidential business information. RSC has received preliminary communications from third parties expressing interest in making an investment in RSC or acquiring RSC at a price per share in excess of that being offered by United Rentals. In light of these developments, the process being conducted by RSC is expected to result in continued discussions, additional expressions of interest and negotiations with one or more third parties; could at any time result in RSC requesting and receiving formal proposals from one or more third parties to engage in a strategic transaction with RSC; could result in an agreement for a strategic transaction between RSC and a third party; could result in an auction of RSC involving multiple parties that have communicated expressions of interest in RSC; could result in a recapitalization or an investment in RSC by a third party; or could result in RSC remaining an independent public company. No assurance can be given as to the outcome of the pursuit of any of these alternatives or that any discussions or negotiations with one or more third parties which may be entered into will result in a request for or submission of any proposal regarding or an investment in or a strategic transaction with RSC or will result in an auction of RSC or that any such proposal, if made, by one or more third parties will result in an agreement regarding an investment in or a strategic transaction with RSC.

     In connection with the foregoing, the Board of Directors of RSC (the "RSC Board") has determined and affirmed that disclosure of the possible terms of any transactions or proposals which may result from the process prior to an agreement in principle with respect thereto would jeopardize the initiation or continuation of negotiations with respect to such transactions or proposals and, accordingly, has instructed RSC's management not to disclose such possible terms, or the parties thereto, until such agreement has been reached or as may otherwise be required by law.

Item 8. Additional Information to be Furnished.

     On June 17, 1999, the United States District Court for the District of Connecticut dismissed the remaining counterclaims of RSC in the action styled UR Acquisition Corporation and United Rentals, Inc. v. James L. Kirk, et al., C.A. No. 399CV00625 (DJS).

     On June 17, 1999, United Rentals, representing itself as the beneficial owner of 100 shares of RSC's common stock, submitted a letter to RSC purporting to nominate the following nine individuals for election to the RSC Board at the annual meeting of RSC's stockholders scheduled to be held on August 27, 1999:
William E. Aaron, David A. Bronner, Richard N. Daniel, Peter Gold, Stephanie R. Joseph, David C. Katz, Elliot H. Levine, Jeffrey M. Parker and Raymond S. Troubh. United Rentals further stated in its letter that if the number of directors on the RSC Board continues to be fixed at eight (or fewer) directors, those of its nine nominees who receive the greatest number of votes shall fill all available seats on the RSC Board.

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                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 21, 1999                      Rental Service Corporation

                                          By: /s/ Robert M. Wilson
                                              ---------------------------------
                                          Name:  Robert M. Wilson
                                          Title: Executive Vice President, Chief
                                                 Financial Officer, Secretary
                                                 and Treasurer